Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Sep 30 2021	Dec 31 2020
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$894	$184
Accounts receivable		3,176	2,190
Current income taxes receivable		—	309
Inventory		1,235	1,060
Prepaids and other		291	231
Investments	6	306	305
Current portion of other long-term assets	7	56	82
		5,958	4,361
Exploration and evaluation assets	3	2,398	2,436
Property, plant and equipment	4	64,785	65,752
Lease assets	5	1,548	1,645
Other long-term assets	7	602	1,082
		$75,291	$75,276

LIABILITIES
Current liabilities
Accounts payable		$989	$667
Accrued liabilities		2,863	2,346
Current income taxes payable		973	—
Current portion of long-term debt	8	1,000	1,343
Current portion of other long-term liabilities	5,9	710	722
		6,535	5,078
Long-term debt	8	15,774	20,110
Other long-term liabilities	5,9	7,564	7,564
Deferred income taxes		9,892	10,144
		39,765	42,896
SHAREHOLDERS' EQUITY
Share capital	11	9,857	9,606
Retained earnings		25,632	22,766
Accumulated other comprehensive income	12	37	8
		35,526	32,380
		$75,291	$75,276
Commitments and contingencies (note 16).

Approved by the Board of Directors on November 3, 2021.

Canadian Natural Resources Limited	1	Three and nine months ended September 30, 2021

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Product sales	17	$8,521	$4,676	$22,664	$12,272
Less: royalties		(810)	(172)	(1,820)	(397)
Revenue		7,711	4,504	20,844	11,875
Expenses
Production		1,762	1,556	5,283	4,649
Transportation, blending and feedstock		1,516	989	4,539	3,180
Depletion, depreciation and amortization	4,5	1,442	1,464	4,251	4,431
Administration		87	88	269	284
Share-based compensation	9	57	(5)	323	(205)
Asset retirement obligation accretion	9	47	51	139	154
Interest and other financing expense		178	174	540	579
Risk management activities	15	(23)	23	34	(9)
Foreign exchange loss (gain)		281	(254)	(21)	238
Gain on acquisitions	4	(478)	—	(478)	—
Income from North West Redwater Partnership	7	—	—	(400)	—
Loss (gain) from investments	6	33	1	(136)	206
		4,902	4,087	14,343	13,507
Earnings (loss) before taxes		2,809	417	6,501	(1,632)
Current income tax expense (recovery)	10	551	(82)	1,165	(292)
Deferred income tax expense (recovery)	10	56	91	206	(156)
Net earnings (loss)		$2,202	$408	$5,130	$(1,184)
Net earnings (loss) per common share
Basic	14	$1.87	$0.35	$4.33	$(1.00)
Diluted	14	$1.86	$0.35	$4.32	$(1.00)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net earnings (loss)	$2,202	$408	$5,130	$(1,184)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $1 million (2020 – $1 million) – three months ended; $3 million (2020 – $2 million) – nine months ended	16	(9)	34	17
Reclassification to net earnings (loss), net of taxes of $nil (2020 – $1 million) – three months ended; $1 million (2020 – $2 million) – nine months ended	(3)	(4)	(8)	(13)
	13	(13)	26	4
Foreign currency translation adjustment
Translation of net investment	70	(61)	3	86
Other comprehensive income (loss), net of taxes	83	(74)	29	90
Comprehensive income (loss)	$2,285	$334	$5,159	$(1,094)

Canadian Natural Resources Limited	2	Three and nine months ended September 30, 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2021	Sep 30 2020
Share capital	11
Balance – beginning of period		$9,606	$9,533
Issued upon exercise of stock options		347	36
Previously recognized liability on stock options exercised for common shares		50	9
Purchase of common shares under Normal Course Issuer Bid		(146)	(56)
Balance – end of period		9,857	9,522
Retained earnings
Balance – beginning of period		22,766	25,424
Net earnings (loss)		5,130	(1,184)
Dividends on common shares	11	(1,667)	(1,505)
Purchase of common shares under Normal Course Issuer Bid	11	(597)	(215)
Balance – end of period		25,632	22,520
Accumulated other comprehensive income	12
Balance – beginning of period		8	34
Other comprehensive income, net of taxes		29	90
Balance – end of period		37	124
Shareholders' equity		$35,526	$32,166

Canadian Natural Resources Limited	3	Three and nine months ended September 30, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Operating activities
Net earnings (loss)		$2,202	$408	$5,130	$(1,184)
Non-cash items
Depletion, depreciation and amortization		1,442	1,464	4,251	4,431
Share-based compensation		57	(5)	323	(205)
Asset retirement obligation accretion		47	51	139	154
Unrealized risk management (gain) loss		(19)	(2)	11	(18)
Unrealized foreign exchange loss (gain)		197	(270)	(126)	418
Realized foreign exchange loss on repayment of US dollar debt securities	8	118	—	118	—
Realized foreign exchange gain on settlement of cross currency swaps		—	—	—	(166)
Gain on acquisitions	4	(478)	—	(478)	—
Loss (gain) from investments	6	35	3	(129)	218
Deferred income tax expense (recovery)		56	91	206	(156)
Other		19	26	(8)	(79)
Abandonment expenditures		(77)	(68)	(215)	(197)
Net change in non-cash working capital		691	372	544	228
Cash flows from operating activities		4,290	2,070	9,766	3,444
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	8	(1,184)	68	(4,172)	901
Repayment of medium-term notes	8	—	(1,000)	—	(1,900)
(Repayment) issue of US dollar debt securities	8	(628)	—	(628)	1,481
Proceeds on settlement of cross currency swaps		—	—	—	166
Payment of lease liabilities	5,9	(49)	(52)	(154)	(178)
Issue of common shares on exercise of stock options		83	1	347	36
Dividends on common shares		(558)	(502)	(1,618)	(1,448)
Purchase of common shares under Normal Course Issuer Bid	11	(507)	—	(743)	(271)
Cash flows used in financing activities		(2,843)	(1,485)	(6,968)	(1,213)
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets	3,17	(4)	11	(5)	3
Net expenditures on property, plant and equipment	4,17	(953)	(714)	(2,934)	(1,836)
Proceeds from investment	6	128	—	128	—
Repayment of North West Redwater Partnership subordinated debt advances	7	—	—	555	—
Net change in non-cash working capital		108	60	168	(362)
Cash flows used in investing activities		(721)	(643)	(2,088)	(2,195)
Increase (decrease) in cash and cash equivalents		726	(58)	710	36
Cash and cash equivalents – beginning of period		168	233	184	139
Cash and cash equivalents – end of period		$894	$175	$894	$175
Interest paid on long-term debt, net		$196	$211	$550	$598
Income taxes received, net		$(11)	$(101)	$(94)	$(29)

Canadian Natural Resources Limited	4	Three and nine months ended September 30, 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2020, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2020.
Critical Accounting Estimates and Judgements
For the three and nine months ended September 30, 2021, the novel coronavirus ("COVID-19") continued to have an impact on the global economy, including the oil and gas industry. Business conditions in the third quarter of 2021 continued to reflect the market uncertainty associated with COVID-19, with some improvements to global crude oil demand and supply conditions. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.
2. CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board's mandated reforms to InterBank Offered Rates ("IBORs"), with financial regulators proposing that current IBOR benchmark rates be replaced by a number of new local currency denominated alternative benchmark rates. The Company retrospectively adopted the amendments on January 1, 2021. Adoption of these amendments did not have a significant impact on the Company's financial statements.

Canadian Natural Resources Limited	5	Three and nine months ended September 30, 2021

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$2,101	$—	$83	$252	$2,436
Additions	16	—	6	—	22
Transfers to property, plant and equipment	(60)	—	—	—	(60)
At September 30, 2021	$2,057	$—	$89	$252	$2,398

4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$73,997	$7,283	$3,963	$45,710	$457	$485	$131,895
Additions	1,491	119	39	1,388	6	16	3,059
Transfers from E&E assets	60	—	—	—	—	—	60
Derecognitions and other (1)	(285)	—	—	(322)	—	—	(607)
Foreign exchange adjustments and other	—	(1)	(1)	—	—	—	(2)
At September 30, 2021	$75,263	$7,401	$4,001	$46,776	$463	$501	$134,405
Accumulated depletion and depreciation
At December 31, 2020	$49,641	$5,853	$2,822	$7,289	$168	$370	$66,143
Expense	2,555	118	103	1,280	11	18	4,085
Derecognitions and other (1)	(285)	—	—	(322)	—	—	(607)
Foreign exchange adjustments and other	19	(4)	(13)	(3)	—	—	(1)
At September 30, 2021	$51,930	$5,967	$2,912	$8,244	$179	$388	$69,620
Net book value
- at September 30, 2021	$23,333	$1,434	$1,089	$38,532	$284	$113	$64,785
- at December 31, 2020	$24,356	$1,430	$1,141	$38,421	$289	$115	$65,752
(1) An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
On July 29, 2021, the Company completed two acquisitions, including property, plant and equipment assets of $257 million and exploration and evaluation assets of $13 million, for cash consideration of $131 million. In connection with the acquisitions, the Company assumed asset retirement obligations of $58 million, other liabilities of $65 million, and recognized a deferred tax asset of $462 million. A gain of $478 million was recognized as a result of the acquisitions, representing the excess of the fair value of the net assets acquired compared with the total purchase consideration. These transactions were accounted for using the acquisition method of accounting. The acquired business consists of a 100% interest in certain natural gas properties located in the Montney region of British Columbia and related processing infrastructure. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as of the acquisition date, and may be subject to change based on the receipt of new information.

Canadian Natural Resources Limited	6	Three and nine months ended September 30, 2021

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2020	$1,038	$379	$128	$100	$1,645
Additions	47	19	—	4	70
Depreciation	(84)	(43)	(23)	(16)	(166)
Foreign exchange adjustments and other	(1)	—	1	(1)	(1)
At September 30, 2021	$1,000	$355	$106	$87	$1,548
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at September 30, 2021 were as follows:

	Sep 30 2021	Dec 31 2020
Lease liabilities	$1,606	$1,690
Less: current portion	186	189
	$1,420	$1,501
Total cash outflows for leases for the three months ended September 30, 2021, including payments related to short-term leases not reported as lease assets, were $257 million (three months ended September 30, 2020 – $213 million; nine months ended September 30, 2021 – $831 million; nine months ended September 30, 2020 – $762 million). Interest expense on leases for the three months ended September 30, 2021 was $15 million (three months ended September 30, 2020 – $16 million; nine months ended September 30, 2021 – $47 million; nine months ended September 30, 2020 – $50 million).
6. INVESTMENTS
As at September 30, 2021, the Company had the following investments:

	Sep 30 2021	Dec 31 2020
Investment in PrairieSky Royalty Ltd.	$306	$228
Investment in Inter Pipeline Ltd.	—	77
	$306	$305
The loss (gain) from the investments was comprised as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Loss (gain) from investments	$35	$3	$(129)	$218
Dividend income	(2)	(2)	(7)	(12)
	$33	$1	$(136)	$206
The Company's investment in PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at September 30, 2021, the Company's investment in PrairieSky was classified as a current asset. The investment in PrairieSky consists of approximately 22.6 million common shares. As at September 30, 2021, the market price per common share was $13.51 (December 31, 2020 – $10.09; September 30, 2020 – $8.31).
During the third quarter of 2021, in accordance with a third-party offer to purchase, the Company elected to take total cash proceeds of $128 million, or $20.00 per common share, in exchange for its 6.4 million common share investment in Inter Pipeline Ltd.

Canadian Natural Resources Limited	7	Three and nine months ended September 30, 2021

7. OTHER LONG-TERM ASSETS

	Sep 30 2021	Dec 31 2020
North West Redwater Partnership ("NWRP")	$—	$555
Prepaid cost of service tolls	158	162
Risk management (note 15)	178	136
Long-term inventory	128	121
Other	194	190
	658	1,164
Less: current portion	56	82
	$602	$1,082
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). As a result, North West Refining Inc. transferred its entire 50% partnership interest in NWRP to APMC. The Company's 50% equity interest remained unchanged.
Under the Optimization Transaction, the original term of the processing agreements was extended by 10 years from 2048 to 2058. NWRP retired higher cost subordinated debt, which carried interest rates of prime plus 6%, with lower cost senior secured bonds at an average rate of approximately 2.55%, reducing interest costs to NWRP and associated tolls to the toll payers. As such, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each. In addition, the Company received a $400 million distribution from NWRP during the second quarter of 2021.
To facilitate the Optimization Transaction, NWRP issued $500 million of 1.20% series L senior secured bonds due December 2023, $500 million of 2.00% series M senior secured bonds due December 2026, $1,000 million of 2.80% series N senior secured bonds due June 2031, and $600 million of 3.75% series O senior secured bonds due June 2051. Additionally, NWRP's existing $3,500 million syndicated credit facility was amended. The $2,000 million revolving credit facility was extended by three years to June 2024, and the $1,500 million non-revolving credit facility was reduced by $500 million to $1,000 million and extended by two years to June 2023.
As at September 30, 2021, the cumulative unrecognized share of the equity loss from NWRP of $150 million and total partnership distributions in excess of the cumulative share of equity loss, was $550 million (December 31, 2020 – $153 million; September 30, 2020 – $159 million). For the three months ended September 30, 2021, unrecognized equity loss was $21 million, (nine months ended September 30, 2021 – unrecognized equity income of $3 million; three months ended September 30, 2020 – unrecognized equity income of $16 million; nine months ended September 30, 2020 – unrecognized equity loss of $100 million).

Canadian Natural Resources Limited	8	Three and nine months ended September 30, 2021

8. LONG-TERM DEBT

	Sep 30 2021	Dec 31 2020
Canadian dollar denominated debt, unsecured
Bank credit facilities	$218	$1,614
Medium-term notes	3,200	3,200
	3,418	4,814
US dollar denominated debt, unsecured
Bank credit facilities (September 30, 2021 – US$2,295 million; December 31, 2020 – US$3,953 million)	2,926	5,041
Commercial paper (September 30, 2021 – US$nil; December 31, 2020 – US$426 million)	—	544
US dollar debt securities (September 30, 2021 – US$8,250 million; December 31, 2020 – US$8,750 million)	10,518	11,161
	13,444	16,746
Long-term debt before transaction costs and original issue discounts, net	16,862	21,560
Less: original issue discounts, net (1)	16	18
transaction costs (1) (2)	72	89
	16,774	21,453
Less: current portion of commercial paper	—	544
current portion of other long-term debt (1) (2)	1,000	799
	$15,774	$20,110
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at September 30, 2021, the Company had undrawn revolving bank credit facilities of $4,959 million. Additionally, the Company had in place fully drawn term credit facilities of $3,150 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
•a $100 million demand credit facility;
•a $2,425 million revolving syndicated credit facility maturing June 2022;
•a $1,000 million non-revolving term credit facility maturing February 2023;
•a $2,150 million non-revolving term credit facility maturing February 2023;
•a $2,425 million revolving syndicated credit facility maturing June 2023; and
•a £5 million demand credit facility related to the Company's North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.
During the first quarter of 2021, the $1,000 million non-revolving term credit facility, originally due February 2022, was extended to February 2023.
During the third quarter of 2021, the Company repaid $500 million of the $2,650 million non-revolving term credit facility, reducing the outstanding balance to $2,150 million. Subsequent to September 30, 2021, the Company repaid an additional $1,000 million on the facility, reducing the outstanding balance to $1,150 million.
During 2019, the Company entered into a $3,250 million non-revolving term credit facility with an original maturity of June 2022, to finance the acquisition of assets from Devon Canada Corporation. During the second quarter of 2021, the outstanding balance of $2,125 million was repaid and the facility was cancelled.
The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.

Canadian Natural Resources Limited	9	Three and nine months ended September 30, 2021

The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding as at September 30, 2021 was 1.2% (September 30, 2020 – 1.3%), and on total long-term debt outstanding for the nine months ended September 30, 2021 was 3.4% (September 30, 2020 – 3.6%).
As at September 30, 2021, letters of credit and guarantees aggregating to $463 million were outstanding.
Medium-Term Notes
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023, replacing the Company's previous base shelf prospectus, which would have expired in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023, replacing the Company's previous base shelf prospectus, which would have expired in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the third quarter of 2021, the Company early repaid US$500 million of 3.45% debt securities, originally due November 2021.
9. OTHER LONG-TERM LIABILITIES

	Sep 30 2021	Dec 31 2020
Asset retirement obligations	$5,840	$5,861
Lease liabilities (note 5)	1,606	1,690
Share-based compensation	396	160
Risk management (note 15)	39	160
Transportation and processing contracts	267	270
Other (1)	126	145
	8,274	8,286
Less: current portion	710	722
	$7,564	$7,564
(1) Includes $48 million related to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next two years.

Canadian Natural Resources Limited	10	Three and nine months ended September 30, 2021

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 3.7% (December 31, 2020 – 3.7%) and inflation rates of up to 2% (December 31, 2020 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Sep 30 2021	Dec 31 2020
Balance – beginning of period	$5,861	$5,771
Liabilities incurred	4	5
Liabilities acquired, net	58	13
Liabilities settled	(215)	(249)
Asset retirement obligation accretion	139	205
Revision of cost and timing estimates	(6)	(134)
Change in discount rates	—	253
Foreign exchange adjustments	(1)	(3)
Balance – end of period	5,840	5,861
Less: current portion	116	184
	$5,724	$5,677
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Sep 30 2021	Dec 31 2020
Balance – beginning of period	$160	$297
Share-based compensation expense (recovery)	323	(82)
Cash payment for stock options surrendered and PSUs vested	(40)	(39)
Transferred to common shares	(50)	(21)
Other	3	5
Balance – end of period	396	160
Less: current portion	270	119
	$126	$41
Included within share-based compensation liability as at September 30, 2021 was $58 million related to PSUs granted to certain executive employees (December 31, 2020 – $49 million).

Canadian Natural Resources Limited	11	Three and nine months ended September 30, 2021

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Nine Months Ended
Expense (recovery)	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Current corporate income tax – North America	$541	$(59)	$1,150	$(287)
Current corporate income tax – North Sea	4	(14)	10	(4)
Current corporate income tax – Offshore Africa	7	6	18	12
Current PRT (1) – North Sea	(5)	(17)	(22)	(17)
Other taxes	4	2	9	4
Current income tax	551	(82)	1,165	(292)
Deferred income tax	56	91	206	(156)
Income tax	$607	$9	$1,371	$(448)
(1) Petroleum Revenue Tax
11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Nine Months Ended Sep 30, 2021
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,183,866	$9,606
Issued upon exercise of stock options	9,459	347
Previously recognized liability on stock options exercised for common shares	—	50
Purchase of common shares under Normal Course Issuer Bid	(17,624)	(146)
Balance – end of period	1,175,701	$9,857
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On November 3, 2021, the Board of Directors approved an increase in the quarterly dividend to $0.5875 per common share, a 25% increase from the previous quarterly dividend, beginning with the dividend payable on January 5, 2022. On March 3, 2021, the Board of Directors declared a quarterly dividend of $0.47 per common share, an increase from the previous quarterly dividend of $0.425 per common share.
Normal Course Issuer Bid
On March 9, 2021, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,278,474 common shares, over a 12-month period commencing March 11, 2021 and ending March 10, 2022.
For the nine months ended September 30, 2021, the Company purchased 17,624,400 common shares at a weighted average price of $42.14 per common share for a total cost of $743 million. Retained earnings were reduced by $597 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to September 30, 2021, the Company purchased 3,840,000 common shares at a weighted average price of $51.22 per common share for a total cost of $197 million.

Canadian Natural Resources Limited	12	Three and nine months ended September 30, 2021

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at September 30, 2021:

	Nine Months Ended Sep 30, 2021
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	48,656	$37.53
Granted	11,913	$33.34
Exercised for common shares	(9,459)	$36.76
Surrendered for cash settlement	(539)	$37.61
Forfeited	(2,791)	$35.80
Outstanding – end of period	47,780	$36.74
Exercisable – end of period	12,476	$40.86
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Sep 30 2021	Sep 30 2020
Derivative financial instruments designated as cash flow hedges	$95	$75
Foreign currency translation adjustment	(58)	49
	$37	$124
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders' equity plus net current and long-term debt. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At September 30, 2021, the ratio was within the target range at 30.9%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Sep 30 2021	Dec 31 2020
Long-term debt, net (1)	$15,880	$21,269
Total shareholders' equity	$35,526	$32,380
Debt to book capitalization	30.9%	39.6%
(1)Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At September 30, 2021, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	13	Three and nine months ended September 30, 2021

14. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Nine Months Ended
		Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Weighted average common shares outstanding – basic (thousands of shares)		1,179,603	1,181,046	1,183,463	1,181,701
Effect of dilutive stock options (thousands of shares)		5,356	441	3,689	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,184,959	1,181,487	1,187,152	1,181,701
Net earnings (loss)		$2,202	$408	$5,130	$(1,184)
Net earnings (loss) per common share	– basic	$1.87	$0.35	$4.33	$(1.00)
	– diluted	$1.86	$0.35	$4.32	$(1.00)
15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments by category were as follows:

	Sep 30, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$3,176	$—	$—	$—	$3,176
Investments	—	306	—	—	306
Other long-term assets	—	3	175	—	178
Accounts payable	—	—	—	(989)	(989)
Accrued liabilities	—	—	—	(2,863)	(2,863)
Other long-term liabilities (1)	—	(39)	—	(1,654)	(1,693)
Long-term debt (2)	—	—	—	(16,774)	(16,774)
	$3,176	$270	$175	$(22,280)	$(18,659)

	Dec 31, 2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,190	$—	$—	$—	$2,190
Investments	—	305	—	—	305
Other long-term assets	555	—	136	—	691
Accounts payable	—	—	—	(667)	(667)
Accrued liabilities	—	—	—	(2,346)	(2,346)
Other long-term liabilities (1)	—	(52)	(108)	(1,762)	(1,922)
Long-term debt (2)	—	—	—	(21,453)	(21,453)
	$2,745	$253	$28	$(26,228)	$(23,202)
(1)Includes $1,606 million of lease liabilities (December 31, 2020 – $1,690 million) and $48 million of deferred purchase consideration payable over the next two years (December 31, 2020 – $72 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	14	Three and nine months ended September 30, 2021

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company's investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Sep 30, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4)
Investments (3)	$306	$306	$—	$—
Other long-term assets	$178	$—	$178	$—
Other long-term liabilities	$(87)	$—	$(39)	$(48)
Fixed rate long-term debt (6) (7)	$(13,630)	$(15,721)	$—	$—

	Dec 31, 2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$305	$305	$—	$—
Other long-term assets	$691	$—	$136	$555
Other long-term liabilities	$(232)	$—	$(160)	$(72)
Fixed rate long-term debt (6) (7)	$(14,254)	$(16,598)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of NWRP subordinated debt was based on the present value of future cash receipts.
(6)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(7)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)	Sep 30 2021	Dec 31 2020
Derivatives held for trading
Natural gas fixed price swaps	$(27)	$(5)
Natural gas basis swaps	(12)	(40)
Foreign currency forward contracts	3	(7)
Cash flow hedges
Foreign currency forward contracts	10	(108)
Cross currency swaps	165	136
	$139	$(24)

Included within:
Current portion of other long-term assets	$19	$5
Current portion of other long-term liabilities	(20)	(131)
Other long-term assets	159	131
Other long-term liabilities	(19)	(29)
	$139	$(24)

Canadian Natural Resources Limited	15	Three and nine months ended September 30, 2021

For the nine months ended September 30, 2021, the ineffectiveness arising from cash flow hedges was $nil (year ended December 31, 2020 – loss of $1 million).
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Sep 30 2021	Dec 31 2020
Balance – beginning of period	$(24)	$178
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	16	(32)
Foreign exchange	119	(168)
Other comprehensive income (loss)	28	(2)
Balance – end of period	139	(24)
Less: current portion	(1)	(126)
	$140	$102
Net (gain) loss from risk management activities were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net realized risk management (gain) loss	$(4)	$25	$23	$9
Net unrealized risk management (gain) loss	(19)	(2)	11	(18)
	$(23)	$23	$34	$(9)

Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Canadian Natural Resources Limited	16	Three and nine months ended September 30, 2021

Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At September 30, 2021, the Company had the following derivative financial instruments outstanding:

	Remaining term			Weighted average volume	Weighted average price	Index
Natural Gas
Fixed price swap	Oct 2021	–	Dec 2021	26,616 GJ/d	$2.02/GJ	AECO
	Oct 2021	–	Dec 2021	15,054 MMBtu/d	US$2.42/MMBtu	DAWN
	Oct 2021	–	Dec 2021	13,370 MMBtu/d	US$2.51/MMBtu	NYMEX
	Oct 2021	–	Dec 2021	15,000 MMBtu/d	US$2.62/MMBtu	SUMAS

Basis swap	Oct 2021	–	Dec 2023	55,535 MMBtu/d	US$1.24/MMBtu	AECO
	Jan 2024	–	Dec 2025	20,000 MMBtu/d	US$0.97/MMBtu	AECO
	Oct 2021	–	Dec 2021	20,000 MMBtu/d	US$0.09/MMBtu	DAWN
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At September 30, 2021, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contract requires the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At September 30, 2021, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swap	Oct 2021	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at September 30, 2021 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at September 30, 2021, the Company had US$2,872 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$2,295 million designated as cash flow hedges.

Canadian Natural Resources Limited	17	Three and nine months ended September 30, 2021

b)     Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At September 30, 2021, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At September 30, 2021, the Company had net risk management assets of $174 million with specific counterparties related to derivative financial instruments (December 31, 2020 – $129 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)     Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at September 30, 2021, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$989	$—	$—	$—
Accrued liabilities	$2,863	$—	$—	$—
Long-term debt (1)	$1,000	$4,419	$3,167	$8,276
Other long-term liabilities (2)	$231	$180	$431	$851
Interest and other financing expense (3)	$676	$606	$1,511	$4,090
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $186 million; one to less than two years, $147 million; two to less than five years, $422 million; and thereafter, $851 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at September 30, 2021.

Canadian Natural Resources Limited	18	Three and nine months ended September 30, 2021

16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at September 30, 2021:

	Remaining 2021	2022	2023	2024	2025	Thereafter
Product transportation and processing (1)	$221	$851	$934	$853	$820	$10,478
North West Redwater Partnership service toll (2)	$31	$123	$123	$121	$119	$3,760
Offshore vessels and equipment	$19	$42	$—	$—	$—	$—
Field equipment and power	$9	$21	$21	$21	$21	$246
Other	$7	$21	$20	$21	$21	$16
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,499 million of interest payable over the 40-year tolling period (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	19	Three and nine months ended September 30, 2021

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs	3,506	2,282	10,047	5,106	141	81	410	313	163	122	381	228	3,810	2,485	10,838	5,647
Natural gas	644	277	1,583	808	1	1	3	11	5	12	20	32	650	290	1,606	851
Other income and revenue (1)	28	17	81	28	—	—	—	3	3	19	6	22	31	36	87	53
Total segmented product sales	4,178	2,576	11,711	5,942	142	82	413	327	171	153	407	282	4,491	2,811	12,531	6,551
Less: royalties	(448)	(151)	(1,128)	(330)	—	—	(1)	(1)	(8)	(6)	(18)	(11)	(456)	(157)	(1,147)	(342)
Segmented revenue	3,730	2,425	10,583	5,612	142	82	412	326	163	147	389	271	4,035	2,654	11,384	6,209
Segmented expenses
Production	728	583	2,169	1,877	85	61	253	222	30	41	77	76	843	685	2,499	2,175
Transportation, blending and feedstock	1,023	751	3,313	2,367	1	2	5	13	1	1	1	1	1,025	754	3,319	2,381
Depletion, depreciation and amortization	881	937	2,630	2,763	40	41	127	216	48	68	123	136	969	1,046	2,880	3,115
Asset retirement obligation accretion	26	23	76	73	6	7	16	22	1	2	4	5	33	32	96	100
Risk management activities (commodity derivatives)	(4)	3	32	9	—	—	—	—	—	—	—	—	(4)	3	32	9
Gain on acquisitions	(478)	—	(478)	—	—	—	—	—	—	—	—	—	(478)	—	(478)	—
Income from North West Redwater Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	2,176	2,297	7,742	7,089	132	111	401	473	80	112	205	218	2,388	2,520	8,348	7,780
Segmented earnings (loss) before the following	1,554	128	2,841	(1,477)	10	(29)	11	(147)	83	35	184	53	1,647	134	3,036	(1,571)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
Loss (gain) from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax expense (recovery)
Deferred income tax expense (recovery)
Net earnings (loss)

Canadian Natural Resources Limited	20	Three and nine months ended September 30, 2021

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs (2)	3,848	1,764	9,625	5,311	21	21	61	62	(72)	(68)	(247)	(33)	7,607	4,202	20,277	10,987
Natural gas	—	—	—	—	—	—	—	—	44	48	152	131	694	338	1,758	982
Other income and revenue (1)	15	25	55	125	179	78	481	103	(5)	(3)	6	22	220	136	629	303
Total segmented product sales	3,863	1,789	9,680	5,436	200	99	542	165	(33)	(23)	(89)	120	8,521	4,676	22,664	12,272
Less: royalties	(354)	(15)	(673)	(55)	—	—	—	—	—	—	—	—	(810)	(172)	(1,820)	(397)
Segmented revenue	3,509	1,774	9,007	5,381	200	99	542	165	(33)	(23)	(89)	120	7,711	4,504	20,844	11,875
Segmented expenses
Production	855	788	2,543	2,327	50	74	192	109	14	9	49	38	1,762	1,556	5,283	4,649
Transportation, blending and feedstock (2)	387	188	978	641	146	76	385	98	(42)	(29)	(143)	60	1,516	989	4,539	3,180
Depletion, depreciation and amortization	469	414	1,360	1,305	4	4	11	11	—	—	—	—	1,442	1,464	4,251	4,431
Asset retirement obligation accretion	14	19	43	54	—	—	—	—	—	—	—	—	47	51	139	154
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(4)	3	32	9
Gain on acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	(478)	—	(478)	—
Income from North West Redwater Partnership	—	—	—	—	—	—	(400)	—	—	—	—	—	—	—	(400)	—
Total segmented expenses	1,725	1,409	4,924	4,327	200	154	188	218	(28)	(20)	(94)	98	4,285	4,063	13,366	12,423
Segmented earnings (loss) before the following	1,784	365	4,083	1,054	—	(55)	354	(53)	(5)	(3)	5	22	3,426	441	7,478	(548)
Non–segmented expenses
Administration													87	88	269	284
Share-based compensation													57	(5)	323	(205)
Interest and other financing expense													178	174	540	579
Risk management activities (other)													(19)	20	2	(18)
Foreign exchange loss (gain)													281	(254)	(21)	238
Loss (gain) from investments													33	1	(136)	206
Total non-segmented expenses													617	24	977	1,084
Earnings (loss) before taxes													2,809	417	6,501	(1,632)
Current income tax expense (recovery)													551	(82)	1,165	(292)
Deferred income tax expense (recovery)													56	91	206	(156)
Net earnings (loss)													2,202	408	5,130	(1,184)
(1) Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	21	Three and nine months ended September 30, 2021

Capital Expenditures (1)

	Nine Months Ended
	Sep 30, 2021			Sep 30, 2020
	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$(1)	$(43)	$(44)	$(5)	$(93)	$(98)
Offshore Africa	6	—	6	2	—	2
	5	(43)	(38)	(3)	(93)	(96)

Property, plant and equipment
Exploration and Production
North America	1,362	(96)	1,266	665	(1,070)	(405)
North Sea	125	(6)	119	88	(114)	(26)
Offshore Africa	37	2	39	64	(29)	35
	1,524	(100)	1,424	817	(1,213)	(396)
Oil Sands Mining and Upgrading (3)	1,388	(322)	1,066	999	(690)	309
Midstream and Refining	6	—	6	4	—	4
Head office	16	—	16	16	—	16
	2,934	(422)	2,512	1,836	(1,903)	(67)
	$2,939	$(465)	$2,474	$1,833	$(1,996)	$(163)
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Net expenditures includes the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021, capitalized interest and share-based compensation.
Segmented Assets

	Sep 30 2021	Dec 31 2020
Exploration and Production
North America	$28,946	$29,094
North Sea	1,544	1,624
Offshore Africa	1,356	1,407
Other	93	81
Oil Sands Mining and Upgrading	42,204	41,567
Midstream and Refining	960	1,301
Head office	188	202
	$75,291	$75,276

Canadian Natural Resources Limited	22	Three and nine months ended September 30, 2021

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2021. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended September 30, 2021:
Interest coverage (times)
Net earnings (1)	11.1x
Adjusted funds flow (2)	18.1x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	23	Three and nine months ended September 30, 2021